(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-12230 CUSIP NUMBER

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BakBone Software Incorporated

Full Name of Registrant

Former Name if Applicable

10145 Pacific Heights Boulevard, Suite 500

San Diego, CA 92121

Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)    ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2004 by the prescribed date without unreasonable effort or expense due to unforeseen circumstances encountered in finalizing the Registrant’s financial statements for the prescribed period. The Registrant is in the process of completing its financial statements and the Registrant currently anticipates that the financial information contained in the Annual Report will be materially consistent with restated financial information announced by the Registrant on May 20, 2004. The Registrant anticipates that the financial statements will be completed in sufficient time to allow for the filing of its Annual Report on Form 10-K on or before June 29, 2004.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Fitzgerald (858) 450-9009 Chief Financial Officer

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Signature

BAKBONE SOFTWARE INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By: Date: June 14, 2004	By:	/s/ JOHN FITZGERALD
John Fitzgerald Chief Financial Officer

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Part IV Section (3)

Explanation of Changes in Results of Operations

As previously announced on May 20, 2004 in a press release filed with the Securities and Exchange Commission on Form 8-K, the Company is planning to restate its financial statements for fiscal years 2002 and 2003 as well as for the first three quarters of fiscal 2004. These restatements are the result of an extensive analysis by the Company that identified errors in previously reported financial data due to errors primarily in two areas, the Company’s accounting for a stock-based compensation program and revenue recognition related to certain customer contracts.

Stock-Based Compensation Charges

Previously reported financial statements for fiscal 2002 did not properly reflect the required treatment of deferred stock-based compensation charges related to the Company’s August 2001 voluntary stock option cancellation/regrant program. The anticipated effect of this non-cash charge increases the previously reported fiscal 2002 stock-based compensation expense by $3.9 million with a corresponding increase to the previously reported net loss for fiscal 2002. In addition, this change increases the Company’s previously reported accumulated deficit and share capital by $3.9 million as of March 31, 2002 and March 31, 2003 with no impact on total shareholder equity.

Revenue Recognition

Throughout fiscal 2004, the Company publicly reported its quarterly results in Canada and the United States. For these periods, the accounting for certain customer contracts require adjustment. This is solely a consequence of certain contractual commitments that were not previously considered for revenue recognition purposes, and, due to these contractual commitments, the related revenues recognized during the first three quarters of fiscal 2004 will now be categorized as deferred revenues and will be recognized in future periods. The anticipated effect of these changes decreases the previously reported revenues for the first quarter from $7.7 million to $5.5 million, for the second quarter from $6.5 million to $6.3 million, and for the third quarter from $7.9 million to $7.2 million. In addition, these changes increase the Company’s previously reported deferred revenues from $4.0 million to $6.2 million for the first quarter, from $4.4 million to $6.9 million for the second quarter, and from $5.5 million to $8.6 million for the third quarter.

Other Adjustments

In addition to the adjustments described above, the Company has identified other minor adjustments to its previously reported financial data for fiscal years 2002 and 2003 and the first three quarters of fiscal year 2004. These adjustments, both individually and in the aggregate, are not materially different from previously reported financial data, but will nonetheless be reflected in the Company’s restated financial statements.

Additional Information

For additional information regarding our anticipated restated financial data for fiscal years 2002 and 2003 and for the first three quarters of fiscal 2004, please review the press release filed by the Company on Form 8-K on May 20, 2004. This Form 12b-25 contains forward-looking statements that involve risks, uncertainties, assumptions and other factors, which, if they do not materialize or prove correct, could cause the Company’s results to differ materially from historical results, or those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “planned,” “expects,” “believes,” “strategy,” “projects,” “opportunity,” “anticipates,” and similar words. These statements include, among others, statements regarding the content of the restated financial information to be filed in the Form 10-K; the timing for the completion of the financial statements for fiscal 2004; the timing for the filing of the Form 10-K; statements of belief and any statements of assumptions underlying any of the foregoing. Our forward-looking statements should be considered in the context of the risk factors disclosed in our most recent report filed with the Canadian Securities Administrators, which is available on the SEDAR disclosure system at www.sedar.com and/or those risk factors disclosed in the current report filed with the Securities and Exchange Commission, which may be found at www.sec.gov. All future written and oral forward-looking statements made by us or on our behalf are also subject to these factors. BakBone assumes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.

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